Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Ursula M. Burns
Chief Executive Officer

Xerox Corporation 45 Glover Avenue, 6th Floor Norwalk, CT 06856-4505

September 28, 2009	ursulaburnsceo@xerox.com

To ACS People:

Although it would be premature to welcome you to the Xerox family, I certainly want to reach out to you to tell you how pleased we are with today’s announcement that Xerox has reached a definitive agreement with ACS to purchase your company.

My hope is that this is good news to you.  My hunch is that there is some anxiety as well and I can certainly understand that.  So at the outset let me assure you that the entire Xerox team is committed to making this a very positive development for the people of ACS.

You should know up front why we are doing this. There are four basic reasons.

First, ACS is a great company filled with great people.  Over the past 20 years, you have demonstrated an excellent track record both for delivering value to your customers and growth for your shareholders.  In fact, that’s what attracted us to your business in the first place.

Second, we believe that the total value of a combined Xerox and ACS will be greater than the sum of the parts.  We bring great benefits to one another.  You bring us a new customer base, a leadership position in the business process outsourcing market, worldclass talent in the services sector and the potential to deliver far greater value to one another’s customers over time.  And ACS will benefit through the access to Xerox technology and offerings, a strong presence around the world, the strength of one of the world’s great brands and our reputation as a leader in innovation.

Third, the leadership teams of Xerox and ACS see eye-to-eye on a number of important things that go beyond the obvious.  Not the least of these are a commitment to deliver exceptional customer service … a desire to be an active participant in the lives of the communities in which we live and work … a reputation for creating a work environment that is open to all regardless of race or gender or any barriers that others might use to discriminate … and an appreciation for the importance of each person in our companies and a commitment to treat them with the respect they deserve.

Fourth, we believe this will improve the performance and growth opportunities of both companies.  Immediately, we will become a $22 billion enterprise doing business in expanded markets with expanded capabilities that offer impressive opportunities. We are confident that we can capitalize on those opportunities and provide greater value for all our stakeholders - - customers, employees, shareholders and the communities in which we operate.

Today’s news is a beginning.  Making it a reality is subject to the customary closing conditions that include domestic and foreign regulatory approvals as well as the approval of your shareholders.

Assuming all that happens, early next year ACS will become an independently run Xerox organization.  Your leadership team led by Lynn Blodgett will stay in place.  We have no intention to disrupt your formula for success.  It’s what attracted us to you in the first place.

I’m looking forward to the day I can welcome you to Xerox.  When that day comes, I believe you will find it a great place to work, to contribute and to grow.  I started here as a college intern and have never wanted to work anywhere else.  We’re hard-working and fun-loving and believe the workplace should accommodate both.  Here’s a link to our website, www.xerox.com, if you would like to check us out.

I look forward to getting to know you and your operations.  My goal is to have you look back at today’s news a year from now and be pleased that ACS has become a part of Xerox.

Sincerely,

/s/ Ursula M. Burns
Ursula M. Burns
Chief Executive Officer

Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.